UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                               Valuevision MEdia, Inc.
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                                (Name of Issuer)


                                    Class A
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                         (Title of Class of Securities)


                                    92047k107
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                                 (CUSIP Number)


                              Westcap Investors, LLC
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                             Westcap Investors, LLC
                               Gregory S. Weirick
                         11111 Santa Monica Blvd, Ste 820
                               Los Angeles, CA 90025
                            Telephone: (310) 996-3236
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 June 28, 2005
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             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |X|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

--------------------------------
CUSIP No.  92047k107
--------------------------------

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      1     NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Westcap Investors, LLC
	    95-4535637
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a)  |_|
            (b)  |_|
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      3     SEC USE ONLY

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      4     SOURCE OF FUNDS (See Instructions)


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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|

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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                                7      SOLE VOTING POWER

                                       3,989,502
           NUMBER OF           -------------------------------------------------
             SHARES             8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                   0
              EACH             -------------------------------------------------
           REPORTING            9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                     4,890,891
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       0
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      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,890,891
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      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                      |_|

--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.2%
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      14    TYPE OF REPORTING PERSON (See Instructions)

            IA
--------------------------------------------------------------------------------






Item 1: Security and Issuer

	Name of Issuer:			Valuevision Media, Inc
	Title of Class of Securities:	Class A
	Address of Issuer:		6740 Shady Oak Rd.
					Eden Prairie, MN 55344

Item 2: Identity and Background

	(a) Name of Reporting Person:	Westcap Investors, LLC
	(b) Business Address:		11111 Santa Monica Blvd., Suite 820
					Los Angeles, CA 90025

	(c) Principal Business:		IA (Investment Advisor)

	(d) Convictions in Criminal 	Not Applicable.
	Proceeding in last 5 years

	(e) Civil Proceedings in last	Not Applicable.
	5 years

	(f) Place of Organization/Citizenship:	Delaware, United States

Item 3: Source and Amount of Funds or Other Consideration

	The reporting person purchased securities on behalf of its clients, using its discretionary authority, with the clients funds.



Item 4: Purpose of Transaction

		The Reporting Person originally acquired the securities of the Issuer reported on this Schedule 13-D for investment purposes and continues to do so, but has become disappointed in the Issuer's results of operations. Consistent with its investment purpose, and to seek to increase shareholder value, the reporting Person has decided to attempt to influence the Issuer's board of directors and management with a goal to enhance shareholder value. The Reporting person intends to engage in direct discussions with the Issuer's management and directors. The Reporting Person intends to suggest that the Issuer take some or all of the following steps which the Reporting Person considers consistent with the Reporting Person's investment purpose: (1) re-evaluate the issuer's strategic direction, (2) hire an investment banker to evaluate whether the Issuer should remain independent or should seek to become a merger or acquisition candidate and (3) distribute cash not needed for operations through repurchasing a significant portion of its outstanding shares. The Reporting Person has no current plans to seek or propose, but may in the future consider, after the results of conversations with the Issuer's management and directors are known, other alternatives for its investment in the Issuer including pursuing or advancing: (a) an extraordinary corporate transaction, such as a merger or liquidation, involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) changes in the composition of the Issuer's board of directors or committees thereof,
	(d) a change in the present dividend policy of the Issuer as an alternative to a stock repurchase; (e) other material changes in the Issuer's business or corporate structure; or (f) actions similar to those enumerated above. The Reporting Person does not intend to propose, and presently would expect to oppose, changes in the Issuer's charter or other actions which may impede the acquisition of control of the Issuer by a third party.
		The Reporting Person's determination with respect to the foregoing possibilities and with respect to the Shares will depend upon various factors including, but not limited to, the Reporting Person's evaluation of the Issuer and its prospects, the Issuer's response to the discussions reporting Person seeks to initiate, general market and economic conditions, other opportunities available to the Reporting Person, other developments and other investment opportunities and other factors the Reporting Person may deem relevant to an investment decision. Depending on the determinations and assessments of the Reporting Person, the Reporting Person may acquire additional Shares of Issuer or may determine to sell or otherwise dispose of some or all of its holdings in the Shares of Issuer, in open market or other transactions.
		The Reporting Person may discuss its views with a limited number of other shareholders of the Issuer and invite them to engage management in similar discussions, but has no plans at this time to form a group for this or any other purpose.


Item 5: Interest in the Securities of the Issuer


	(a) (1) Aggregate Amount Beneficially Owned:			4,890,891
	    (2) Percentage of Class Represented by Amount in 5(a)(1):	13.2%

	(b) (1)	Sole Voting Power:					3,989,502
	    (2)	Shared Voting Power:					None
	    (3)	Sole Dispositive Power:					4,890,891
	    (4)	Shared Dispositive Power:				None

(c)	Please see Attachment A for a list of transactions of Valuevision Media,
	Inc. effected during the past sixty days.

(d)	Dividends from, and proceeds from the sale of securities of the Issuer,
	are received directly by the clients of the Reporting Person.

(e)	Not Applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

	Westcap Investors, LLC has no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.


Item 7: Material to be Filed as Exhibits

	Not Applicable.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 27, 2005
Date


Gregory S. Weirick
Signature
Gregory S. Weirick, Managing Director
Name/Title



ATTACHMENT A - SCHEDULE 13D
ITEM 5(c): TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS
WESTCAP INVESTORS, LLC ("WESTCAP")
TRADE ACTIVITY REPORT ON VALUEVISION MEDIA, INC
FOR THE PERIOD FROM: 04/28/05 THRU 6/27/2005

TRANSACTON 		TRADE	    SHARE  PRICE  WHERE			HOW
					   Per	  TRANSACTION		TRANSACTION
EFFECTED BY		DATE	      AMT  SHARE  EFFECTED		EFFECTED
--------		--------  -------  -----  ------------		-----------

VALUEVISION MEDIA, INC. (TICKER = VVTV)
Westcap Investors, LLC	5/2/2005    3,335  $9.60   Bear Stearns		  BUY
Westcap Investors, LLC	5/3/2005      706  $9.31   B-Trade (Bloomberg)	  BUY
Westcap Investors, LLC	5/5/2005  100,000  $8.61   Jefferies & Company	  SELL
Westcap Investors, LLC	5/6/2005   50,000  $8.76   Jefferies & Company	  SELL
Westcap Investors, LLC	5/9/2005      869  $8.72   Citigroup/Smith Barney SELL
Westcap Investors, LLC	5/9/2005      615  $8.73   Deutsche Bank	  SELL
Westcap Investors, LLC	5/9/2005   84,109  $8.75   Craig Hallum Capital	  SELL
Westcap Investors, LLC	5/9/2005   35,000  $8.75   Cantor Fitzgerald	  SELL
Westcap Investors, LLC	5/11/2005  21,559  $8.65   Cantor Fitzgerald	  SELL
Westcap Investors, LLC	5/17/2005   8,256  $9.02   Jefferies & Company	  SELL
Westcap Investors, LLC	5/17/2005     138  $9.02   Jefferies & Company	  SELL
Westcap Investors, LLC	5/18/2005     906  $9.24   Jefferies & Company	  SELL
Westcap Investors, LLC	5/19/2005   5,621  $9.05   Dean Witter		  SELL
Westcap Investors, LLC	5/27/2005   7,010  $9.31   Citigroup/Smith Barney SELL
Westcap Investors, LLC	6/7/2005    4,261  $9.61   Schwab		  SELL
Westcap Investors, LLC	6/7/2005      560  $9.61   Deutsche Bank	  SELL
Westcap Investors, LLC	6/15/2005   1,690 $10.41   B-Trade (Bloomberg)	  SELL
Westcap Investors, LLC	6/27/2005  18,925  $9.55   Jefferies & Company	  SELL
Westcap Investors, LLC	6/27/2005   4,460  $9.65   B-Trade (Bloomberg)	  SELL
Westcap Investors, LLC	6/27/2005     990  $9.76   Jefferies & Company	  SELL